Exhibit 99.2
Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended		For the nine months ended
		September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars except for per share amounts)		2008	2007	2008	2007

Revenue
Premium income:
Annuities		$1,145	$939	$2,844	$2,797
Life insurance		1,449	1,551	4,267	4,532
Health insurance		1,017	968	2,991	2,646

		3,611	3,458	10,102	9,975

Net investment income (Note 7):
Change in fair value of held-for-trading assets		(2,862)	(185)	(5,210)	(1,767)
Income (loss) from derivative investments		(145)	36	(560)	315
Net gains (losses) on available-for-sale assets		(227)	10	(175)	71
Other net investment income		1,490	1,582	4,587	4,737

		(1,744)	1,443	(1,358)	3,356

Fee income		693	798	2,113	2,452

		2,560	5,699	10,857	15,783

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,081	1,357	3,686	4,794
Annuity payments		343	348	1,027	1,056
Death and disability benefits		679	671	2,047	2,014
Health benefits		713	693	2,167	1,933
Policyholder dividends and interest on claims and deposits		357	289	940	940

		3,173	3,358	9,867	10,737

Net transfers to segregated funds		165	212	473	765
Decrease in actuarial liabilities (Note 9)		(1,504)	(49)	(4,044)	(2,136)
Commissions		397	457	1,149	1,391
Operating expenses		704	799	2,168	2,427
Premium taxes		56	75	171	187
Interest expense		80	91	279	258

		3,071	4,943	10,063	13,629

Income (loss) before income taxes and non-controlling interests		(511)	756	794	2,154
Income taxes expense (benefit)		(138)	149	63	406
Non-controlling interests in net income of subsidiaries		6	10	20	26

Total net income (loss)		(379)	597	711	1,722
Less: Participating policyholders’ net income (loss)		(1)	2	2	6

Shareholders’ net income (loss)		(378)	595	709	1,716
Less: Preferred shareholder dividends		18	18	53	52

Common shareholders’ net income (loss)		$(396)	$577	$656	$1,664

Average exchange rates:
	U.S. dollars	1.04	1.05	1.02	1.11
	U.K. pounds	1.97	2.11	1.98	2.20

Earnings per share (Note 4)
Basic		$(0.71)	$1.02	$1.17	$2.92
Diluted		$(0.71)	$1.00	$1.14	$2.88
Weighted average shares outstanding in millions (Note 4)
Basic		560	568	562	570
Diluted		560	570	563	573
The attached notes form part of these interim consolidated financial statements.
14       Sun Life Financial Inc. | Third Quarter 2008

Interim consolidated financial statements
Consolidated balance sheets

		As at
		September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)		2008	2007	2007

Assets
Bonds — held-for-trading		$47,116	$50,608	$51,016
Bonds — available-for-sale		9,523	9,148	8,308
Mortgages and corporate loans		21,366	20,742	20,212
Stocks — held-for-trading		3,876	4,438	4,533
Stocks — available-for-sale		629	788	765
Real estate		4,638	4,303	4,009
Cash, cash equivalents and short-term securities		6,614	5,500	4,905
Derivative assets		1,468	1,947	2,083
Policy loans and other invested assets*		4,505	4,349	4,298
Other invested assets — held-for-trading		351	440	381
Other invested assets — available-for-sale		660	757	744

Invested assets		100,746	103,020	101,254
Goodwill		6,235	6,018	6,084
Intangible assets		827	775	712
Other assets		5,403	5,654	6,626

Total general fund assets		$113,211	$115,467	$114,676

Segregated funds net assets		$69,042	$73,205	$72,723

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)		$77,556	$79,830	$80,102
Amounts on deposit		3,758	3,747	3,604
Deferred net realized gains		258	276	264
Senior debentures		3,013	3,014	3,014
Derivative liabilities		964	638	409
Other liabilities		8,448	8,851	8,351

Total general fund liabilities		93,997	96,356	95,744
Subordinated debt (Note 6)		2,553	1,796	1,823
Non-controlling interests in subsidiaries		42	98	81
Total equity		16,619	17,217	17,028

Total general fund liabilities and equity		$113,211	$115,467	$114,676

Segregated funds contract liabilities		$69,042	$73,205	$72,723

Exchange rate at balance sheet date:
	U.S. dollars	1.06	1.00	0.99
	U.K. pounds	1.90	1.98	2.03

*	For subsequent event, see Note 3.
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com       15

Interim consolidated financial statements
Consolidated statements of equity

	For the nine months ended
	Participating		September 30	September 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2008	2007

Preferred shares
Balance, beginning of period	$—	$1,495	$1,495	$1,250
Preferred shares issued	—	—	—	250
Issuance costs, net of taxes	—	—	—	(5)

Balance, end of period	—	1,495	1,495	1,495

Common shares
Balance, beginning of period	—	7,033	7,033	7,082
Stock options exercised	—	8	8	59
Common shares purchased for cancellation (Note 6)	—	(60)	(60)	(83)

Balance, end of period	—	6,981	6,981	7,058

Contributed surplus
Balance, beginning of period	—	62	62	72
Stock-based compensation	—	48	48	—
Stock options exercised	—	—	—	(10)

Balance, end of period	—	110	110	62

Retained earnings
Balance, beginning of period	109	11,282	11,391	10,309
Net income	2	709	711	1,722
Dividends on common shares	—	(607)	(607)	(559)
Dividends on preferred shares	—	(53)	(53)	(52)
Common shares purchased for cancellation (Note 6)	—	(157)	(157)	(290)

Balance, end of period	111	11,174	11,285	11,130

Accumulated other comprehensive income (loss), net of taxes (Note 10)
Balance, beginning of period	(14)	(2,750)	(2,764)	(978)
Total other comprehensive income (loss)	3	(491)	(488)	(1,739)

Balance, end of period	(11)	(3,241)	(3,252)	(2,717)

Total retained earnings and accumulated other comprehensive income	100	7,933	8,033	8,413

Total equity	$100	$16,519	$16,619	$17,028

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized (losses) gains on available-for-sale assets	$—	$(996)	$(996)	$79
Unrealized foreign currency translation losses, net of hedging activities	(11)	(2,271)	(2,282)	(2,806)
Unrealized gains on derivatives designated as cash flow hedges	—	26	26	10

Balance, end of period	$(11)	$(3,241)	$(3,252)	$(2,717)

Consolidated statements of comprehensive income

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Total net income (loss)	$(379)	$597	$711	$1,722
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	390	(800)	653	(1,800)
Unrealized foreign currency gains (losses), net investment hedges	(99)	147	(114)	319
Unrealized gains (losses) on available-for-sale assets	(834)	29	(1,155)	(206)
Reclassifications to net income (loss) for available-for-sale assets	175	(23)	134	(64)
Unrealized gains (losses) on cash flow hedging instruments	(3)	27	(16)	16
Reclassifications to net income (loss) for cash flow hedges	3	(1)	10	(4)

Total other comprehensive loss	(368)	(621)	(488)	(1,739)

Total comprehensive income (loss)	(747)	(24)	223	(17)

Less: Participating policyholders’ net income (loss)	(1)	2	2	6
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	2	(2)	3	(5)

Shareholders’ comprehensive income (loss)	$(748)	$(24)	$218	$(18)

The attached notes form part of these interim consolidated financial statements.
16       Sun Life Financial Inc. | Third Quarter 2008

Interim consolidated financial statements
Condensed consolidated statements of cash flows

For the three months ended			For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Cash flows provided by (used in) operating activities
Total net income	$(379)	$597	$711	$1,722
Items not affecting cash:
Decrease in actuarial and other policy-related liabilities	(1,515)	(53)	(4,030)	(2,008)
Unrealized losses on held-for-trading assets and derivatives	2,546	343	5,169	1,845
Amortization of deferred gains and unrealized gains on real estate investments	(38)	(32)	(105)	(88)
Accrued expenses and taxes	106	259	(350)	54
Investment income due and accrued	(30)	(44)	(55)	(56)
Other items not affecting cash	(204)	(83)	(124)	(419)
Realized losses (gains) on held-for-trading and available-for-sale assets	656	(187)	730	(436)
New mutual fund business acquisition costs capitalized	(23)	(12)	(44)	(46)
Redemption fees of mutual funds	7	6	16	19

Net cash provided by operating activities	1,126	794	1,918	587

Cash flows provided by (used in) financing activities
Borrowed funds	(15)	21	(5)	47
Issuance of senior unsecured financing	52	—	118	250
Issuance of senior debentures	—	—	—	—
Redemption of partnership capital securities	—	—	—	(692)
Redemption of senior debentures	—	(35)	—	(35)
Issuance of subordinated debt (Note 6)	—	—	746	398
Issuance of preferred shares	—	—	—	250
Payments to underwriters	—	—	—	(9)
Issuance of common shares on exercise of stock options	3	12	8	49
Common shares purchased for cancellation (Note 6)	(8)	(113)	(217)	(373)
Dividends paid on common shares	(202)	(193)	(607)	(559)
Dividends paid on preferred shares	(18)	(18)	(53)	(52)

Net cash used in financing activities	(188)	(326)	(10)	(726)

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	4,865	7,321	18,132	21,389
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(4,820)	(7,428)	(19,112)	(21,751)
Policy loans	(22)	(15)	(66)	(33)
Short-term securities	733	223	380	236
Cash cost of acquisition	—	—	—	(725)
Cash and cash equivalents acquired on acquisition	—	—	—	141
Other investments	193	198	132	213

Net cash provided by (used in) investing activities	949	299	(534)	(530)

Changes due to fluctuations in exchange rates	117	(191)	141	(378)

Increase (decrease) in cash and cash equivalents	2,004	576	1,515	(1,047)
Cash and cash equivalents, beginning of period	3,114	3,313	3,603	4,936

Cash and cash equivalents, end of period	5,118	3,889	5,118	3,889
Short-term securities, end of period	1,496	1,016	1,496	1,016

Cash, cash equivalents and short-term securities, end of period	$6,614	$4,905	$6,614	$4,905

Supplementary information
Cash and cash equivalents:
Cash			$706	$674
Cash equivalents			4,412	3,215

			$5,118	$3,889

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$34	$78	$216	$184

Income taxes, net of refunds	$82	$68	$361	$456

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     17

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

For the three months ended			For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Additions to segregated funds
Deposits:
Annuities	$2,383	$2,265	$7,094	$7,120
Life insurance	287	1,924	1,432	2,971

	2,670	4,189	8,526	10,091
Net transfers from general funds	165	212	473	765
Net realized and unrealized (losses) gains	(6,135)	(270)	(9,411)	2,385
Other investment income	488	616	1,463	1,609

	(2,812)	4,747	1,051	14,850

Deductions from segregated funds
Payments to policyholders and their beneficiaries	1,827	2,021	6,026	6,566
Management fees	218	234	655	645
Taxes and other expenses	51	38	104	144
Effect of changes in currency exchange rates	(705)	2,495	(1,571)	5,561

	1,391	4,788	5,214	12,916

Net additions (reductions) to segregated funds for the period	(4,203)	(41)	(4,163)	1,934
Segregated funds net assets, beginning of period	73,245	72,764	73,205	70,789

Segregated funds net assets, end of period	$69,042	$72,723	$69,042	$72,723

Consolidated statements of segregated funds net assets

		As at
	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2008	2007	2007

Assets
Segregated and mutual fund units	$52,623	$58,185	$57,662
Stocks	6,236	7,376	7,539
Bonds	8,612	7,868	7,551
Cash, cash equivalents and short-term securities	794	863	753
Real estate	193	202	256
Mortgages	39	38	36
Other assets	2,416	906	3,030

	70,913	75,438	76,827

Liabilities	1,871	2,233	4,104

Net assets attributable to segregated funds policyholders	$69,042	$73,205	$72,723

The attached notes form part of these interim consolidated financial statements.
18     Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2007 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2008
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new Canadian Institute of Chartered Accountants (CICA) Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures required are included in Notes 6 and 8 of these interim consolidated financial statements.
INCOME STATEMENT PRESENTATION OF A TAX LOSS CARRYFORWARD RECOGNIZED FOLLOWING AN UNREALIZED GAIN RECORDED IN OTHER COMPREHENSIVE INCOME
In the third quarter of 2008, the Company adopted, on a retrospective basis, Emerging Issues Committee abstract (EIC) 172, Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income. This EIC requires that tax benefits from the recognition of tax loss carryforwards resulting from the recording of unrealized gains in other comprehensive income (OCI), such as unrealized gains on available-for-sale financial assets, be recognized in net income. The adoption of this EIC did not have a material impact on the interim consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
GOODWILL AND INTANGIBLE ASSETS
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international reporting standards. The Company will adopt the new standards on January 1, 2009. The Company does not expect the adoption of this Section to have a material impact on the consolidated financial statements.
3. Disposals
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these interim consolidated financial statements.
SUBSEQUENT EVENT
On October 6, 2008, the Company announced the sale of its 37% interest in CI Financial Income Fund for $2.3 billion to Scotiabank in an all cash, private transaction. The sale is subject to regulatory approvals and is expected to close in the fourth quarter. A pre-tax gain of $1.1 billion will be recorded in the fourth quarter.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
4. Earnings (loss) per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Common shareholders’ net income (loss)	$(396)	$577	$656	$1,664
Less: Effect of stock options of subsidiaries(1)	3	5	12	15

Common shareholders’ net income (loss) on a diluted basis	$(399)	$572	$644	$1,649

Weighted average number of shares outstanding for basic earnings per share (in millions)	560	568	562	570
Add: Adjustments relating to the dilutive impact of stock options(2)	— (3)	2	1	3

Weighted average number of shares outstanding on a diluted basis (in millions)	560	570	563	573

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests and, therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustments relating to the dilutive impact of stock options.

(3)	For the three months ended September 30, 2008, an adjustment of 1 million common shares related to the potential dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.
5. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit, and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and nine months ended September 30, 2008, consists of interest of $31 and $100, respectively, ($37 and $112, respectively, in 2007) and fee income of $14 and $41, respectively ($19 and $60, respectively, in 2007).

Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

September 30, 2008
Revenue	$1,279	$546	$342	$180	$258	$(45)	$2,560
Total net income (loss)	$157	$(534)	$49	$(8)	$(43)	$—	$(379)

September 30, 2007
Revenue	$2,500	$2,052	$417	$286	$500	$(56)	$5,699
Total net income	$259	$170	$68	$30	$70	$—	$597

Results by segment for the nine months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

September 30, 2008
Revenue	$5,875	$3,230	$1,071	$370	$462	$(151)	$10,857
Total net income (loss)	$702	$(337)	$164	$17	$165	$—	$711

September 30, 2007
Revenue	$6,675	$6,193	$1,297	$683	$1,107	$(172)	$15,783
Total net income	$793	$424	$208	$85	$212	$—	$1,722

20      Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)

						Assets by segment as at

		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

September 30, 2008
General fund assets	$54,920	$40,638	$802	$5,355	$12,829	$(1,333)	$113,211
Segregated funds net assets	$35,123	$26,864	$—	$1,741	$5,314	$—	$69,042

December 31, 2007
General fund assets	$55,497	$40,809	$945	$5,497	$13,967	$(1,248)	$115,467
Segregated funds net assets	$36,686	$27,741	$—	$1,936	$6,842	$—	$73,205

September 30, 2007
General fund assets	$55,120	$40,118	$891	$5,251	$14,482	$(1,186)	$114,676
Segregated funds net assets	$36,224	$27,657	$—	$1,662	$7,180	$—	$72,723

6. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board of Directors is responsible for the annual review and approval of the Company’s capital plan, in conjunction with the operating plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risks associated with the businesses of the Company. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. As an insurance holding company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment and set internal capital targets. The Insurance Holding Company guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies. SLF Inc. was above its internal minimum target capital levels at September 30, 2008, December 31, 2007 and September 30, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at September 30, 2008, December 31, 2007 and September 30, 2007, was above the levels that would require any regulatory or corrective action.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum level as at September 30, 2008, December 31, 2007 and September 30, 2007.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local requirements as at September 30, 2008, December 31, 2007 and September 30, 2007.
Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at

	September 30	December 31	September 30
	2008	2007	2007

Equity:
Participating policyholders’ equity	$100	$95	$99
Preferred shareholders’ equity	1,495	1,495	1,495
Common shareholders’ equity	15,024	15,627	15,434

Total equity	16,619	17,217	17,028

Other capital securities:
Subordinated debt	2,553	1,796	1,823
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150	1,150

Total other capital securities	3,703	2,946	2,973

Total capital	$20,322	$20,163	$20,001

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
B) SIGNIFICANT CAPITAL TRANSACTIONS
On January 12, 2008, SLF Inc. renewed its normal course issuer bid to purchase, for cancellation on or before January 11, 2009, through the facilities of the Toronto Stock Exchange (TSX), up to 20 million common shares, representing approximately 3.5% of the common shares issued and outstanding at that time. In 2007, SLF Inc. had a similar normal course issuer bid program during the period from January 12, 2007 to January 11, 2008. In the first three quarters of 2008, the Company purchased under these plans approximately 4.8 million of its common shares at an average price of $45.30 per share for a total amount of $217. Approximately 0.2 million common shares that had been purchased in the second quarter were settled and cancelled during the current quarter at an average price of $42.25 per share for a total amount of $8.
On June 26, 2008, SLF Inc. issued $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due in 2018. The proceeds were used for general corporate purposes, including investments in subsidiaries.
On January 30, 2008, SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The proceeds were used for general corporate purposes, including investments in subsidiaries.
7. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included in the following sections.
i) FAIR VALUE HEDGES
The Company recorded a charge of $5 and a charge of $2 in other net investment income as hedge ineffectiveness for fair value hedges for the three and nine months ended September 30, 2008, respectively (credits of $5 and $12 for the three and nine months ended September 30, 2007, respectively). During the third quarter, certain cross currency interest rate swaps designated as fair value hedging instruments were settled and the hedging relationships terminated as a result of the other-than-temporary impairment of the hedged available-for-sale bonds as described in Section C) ii) of this note.
ii) CASH FLOW HEDGES
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2009, 2010 and 2011. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amounts excluded from the hedge effectiveness assessment for cash flow hedges and recorded as a charge to other net investment income were $1 and $3 for the three and nine months ended September 30, 2008, respectively (a charge of $1 and $2 for the three and nine months ended September 30, 2007, respectively). The Company expects to reclassify losses of $3 from accumulated OCI to net income within the next 12 months.
22     Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consists of the following:

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Bonds	$(2,265)	$(140)	$(4,381)	$(1,985)
Stocks	(545)	(43)	(744)	187
Other invested assets	(52)	(1)	(85)	36
Cash equivalents and short-term securities	—	(1)	—	(5)

Total changes in fair value of held-for-trading assets	$(2,862)	$(185)	$(5,210)	$(1,767)

C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	September 30, 2008		December 31, 2007		September 30, 2007

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$7,657	$1,102	$4,895	$273	$5,087	$175
Available-for-sale stocks(1)	369	101	238	34	107	15
Available-for-sale other invested assets(2)	160	14	108	12	122	14

Total temporarily impaired financial assets	$8,186	$1,217	$5,241	$319	$5,316	$204

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $7 as at September 30, 2008 ($13 and $14 as at December 31, 2007 and September 30, 2007, respectively).

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $174 as at September 30, 2008 ($120 and $136 as at December 31, 2007 and September 30, 2007, respectively).
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
Changes in the fair value of available-for-sale bonds and stocks are recorded to unrealized gains and (losses) in OCI.
Available-for-sale bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Where there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI and tested for further impairment quarterly. Interest is no longer accrued and previous interest accruals are reversed.
Available-for-sale stocks are tested for impairment on a quarterly basis. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover. The accounting for other-than-temporarily impaired available-for-sale stocks is the same as described previously for available-for-sale bonds.
The Company wrote down $260 and $271 of impaired available-for-sale assets recorded at fair value during the three and nine months ended September 30, 2008, respectively ($20 and $31 in the three and nine months ended September 30, 2007, respectively). Approximately $28 of the write-down during the third quarter relates to impaired available-for-sale bonds that were part of fair value hedging relationships as described in Section A) i) of this note. These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy. These write-downs are included in net gains (losses) on available-for-sale assets in the interim consolidated statements of operations.
D) IMPAIRMENT OF HELD-FOR-TRADING ASSETS
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian generally accepted accounting principles. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
Sun Life Financial Inc. | sunlife.com     23

Condensed notes to the interim consolidated financial statements (unaudited)
During the quarter, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $442.
8. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2007 annual consolidated financial statements.
A) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not have enough funds available to fund all cash outflow commitments as they fall due. The Company’s policies for managing liquidity risk are included in the 2007 annual consolidated financial statements.
The contractual maturities of the Company’s significant financial liabilities as at September 30, 2008 are shown in the following table. Expected general fund policyholder liabilities future cash flows are included on page 48 of the Company’s 2007 Management’s Discussion and Analysis included in its 2007 Annual Report. Maturities of borrowed funds, contractual commitments for operating leases and letters of credit as at December 31, 2007, are included in Notes 11C, 20A and 20C, respectively, of the 2007 annual consolidated financial statements.

	within	1 year to	3 years to	over 5	no fixed
	1 year	3 years	5 years	years	maturity	Total

Amounts on deposit(1)	$—	$—	$—	$—	$3,758	$3,758
Senior debentures and unsecured financing(2)	224	448	1,579	4,700	—	6,951
Subordinated debt(2)	151	302	1,403	2,218	—	4,074
Bond repurchase agreements and securities lending transactions	2,831	—	—	—	—	2,831
Accounts payable and accrued expenses	3,198	—	—	—	—	3,198
Contractual commitments(3)	713	419	16	93	—	1,241

Total liabilities	$7,117	$1,169	$2,998	$7,011	$3,758	$22,053

(1)	Amounts on deposit are generally payable on demand.

(2)	Includes expected interest payments.

(3)	Contractual commitments are not reported on the consolidated balance sheets.
B) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management policies related to currency risk are described in Note 6 of the 2007 annual consolidated financial statements. As described in this policy, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements of that country. Currency risk for financial instruments arises when a net asset and liability mismatch is denominated in a currency other than the local currency in which they are measured. As at September 30, 2008, the Company did not have a material currency exposure related to financial instruments.
ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments. The Company’s policy for managing this risk is described in Note 9 of the 2007 annual consolidated financial statements. The estimated impact from policyholder obligations of an immediate parallel increase of 1% in interest rates as at September 30, 2008, across the yield curve in all markets, would be an increase in net income of $75. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $125.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at September 30, 2008, across the entire yield curve, would result in an estimated after-tax decrease in OCI of $405. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI of $425.
24     Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
iii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets.
A description of the equity risk associated with policyholder obligations is included in Note 9 of the 2007 annual consolidated financial statements. The estimated impact from these obligations on the Company from an immediate 10% increase across all equity markets would be an increase in net income of $159; conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income of $222.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at September 30, 2008, would result in an estimated after-tax increase in OCI of $50. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI of $50.
9. Changes in actuarial liabilities
Changes in actuarial liabilities for the three and nine months ended September 30, 2008 and September 30, 2007, are as follows:

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Actuarial liabilities, beginning of period	$76,266	$81,101	$77,936	$86,415

Change in liabilities on in-force business	(2,463)	(709)	(6,386)	(4,412)
Liabilities arising from new policies	959	660	2,342	2,276

Decrease in actuarial liabilities	(1,504)	(49)	(4,044)	(2,136)

Actuarial liabilities before the following:	74,762	81,052	73,892	84,279
Acquisition	—	—	—	543
Effect of changes in currency exchange rates	823	(2,770)	1,693	(6,540)

Actuarial liabilities, September 30	75,585	78,282	75,585	78,282
Add: Other policy liabilities	1,971	1,820	1,971	1,820

Actuarial liabilities and other policy liabilities, September 30	$77,556	$80,102	$77,556	$80,102

10. Income taxes included in other comprehensive income (OCI)
OCI included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three and nine months ended September 30, 2008 and September 30, 2007:

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Unrealized foreign currency gains and losses on net investment hedges	$8	$(5)	$(4)	$1
Unrealized gains and losses on available-for-sale assets	145	(12)	246	26
Reclassifications to net income for available-for-sale assets	(36)	4	(23)	22
Unrealized gains and losses on cash flow hedging instruments	4	25	10	10
Reclassifications to net income for cash flow hedges	(2)	1	(5)	3

Total income taxes benefit included in OCI	$119	$13	$224	$62

11. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three and nine months ended September 30, 2008 and September 30, 2007:

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Pension benefit cost	$10	$11	$30	$34
Other post-retirement benefit income	$(2)	$(1)	$(5)	$(9)

Sun Life Financial Inc. | sunlife.com     25

Condensed notes to the interim consolidated financial statements (unaudited)
12. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three and nine months ended September 30, 2008 of $32 and $106, respectively, ($34 and $110, respectively, in 2007) are included in fee income in the interim consolidated statements of operations.
13. Commitments, guarantees and contingencies
A) LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
B) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
SLF Inc. has guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties, as described in Note 20 of the 2007 annual consolidated financial statements. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

				Results for the three months ended

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

September 30, 2008
Revenue	$78	$2,220	$479	$(217)	$2,560
Shareholders’ net income (loss)	$(378)	$103	$(495)	$392	$(378)

September 30, 2007
Revenue	$38	$4,333	$1,525	$(197)	$5,699
Shareholders’ net income	$595	$344	$254	$(598)	$595

	Results for the nine months ended

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

September 30, 2008
Revenue	$273	$8,678	$2,539	$(633)	$10,857
Shareholders’ net income (loss)	$709	$817	$(195)	$(622)	$709

September 30, 2007
Revenue	$124	$11,264	$4,972	$(577)	$15,783
Shareholders’ net income	$1,716	$1,137	$602	$(1,739)	$1,716

26     Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)

	Assets as at

			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

September 30, 2008
Invested assets	$19,953	$76,746	$22,301	$(18,254)	$100,746
Total other assets	$6,306	$10,939	$11,804	$(16,584)	$12,465
Actuarial and other policy liabilities	$—	$63,374	$14,154	$28	$77,556
Total other liabilities	$9,740	$14,773	$14,191	$(19,668)	$19,036

December 31, 2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,999	$11,607	$(14,957)	$12,447
Actuarial and other policy liabilities	$—	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,543	$14,041	$(18,192)	$18,420

September 30, 2007
Invested assets	$20,256	$76,467	$22,995	$(18,464)	$101,254
Total other assets	$6,274	$10,670	$13,933	$(17,455)	$13,422
Actuarial and other policy liabilities	$—	$64,408	$15,530	$164	$80,102
Total other liabilities	$9,601	$12,961	$15,739	$(20,755)	$17,546

14. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $373, which is the carrying amount of these assets.
Sun Life Financial Inc. | sunlife.com     27